SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.     )

DEER VALLEY CORPORATION

(Name of issuer)

Common Stock, $.001 Par Value Per Share

(Title of class of securities)

23281Y206

(CUSIP number)

BRENT A. JONES, ESQ., 1801 N. HIGHLAND AVE., TAMPA, FLORIDA 33602 (813) 224-9255

(Name, address and telephone number of person authorized to receive notices and communications)

JANUARY 5, 2011*

(Date of event which requires filing of this statement)

* The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

CUSIP No. 23281Y206
1.	Names of reporting persons. S.S. or I.R.S. Identification Nos. of Above Persons Charles G. Masters
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 16,977,827 (assumes exercise by Reporting Person of Option Agreement and Warrants discussed below)
	8.	Shared voting power -0-
	9.	Sole dispositive power 16,977,827 (assumes exercise by Reporting Person of Option Agreement and Warrants discussed below)
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount of Row (11) 80.5% (assumes exercise by Reporting Person of Option Agreement and Warrants discussed below)
14.	Type of reporting person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Deer Valley Corporation, a Florida corporation (“Company”). The address of the principal executive office of the Company is 3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607. This Schedule 13D is filed in connection with the Reporting Persons acquisition of an Option Agreement, exercisable immediately, for (a) 22,463 shares of Series C Convertible Preferred Stock, convertible into 2,296,300 shares of Common Stock, (b) 1,000,000 shares of Series E Convertible Preferred Stock, convertible into 1,000,000 shares of Common Stock, and (c) 13,406,749 shares of Common Stock. The aggregate exercise price under the Option Agreement is $12,000,000. As of the date of this filing, the Reporting Person does not have any immediate plans to exercise the Option Agreement.

Item 2.	Identity and Background.

Item 2(a).	Name:	Charles G. Masters

Item 2(b).	Business Address:	3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

Item 2(c).	Occupation:	CEO & President of Deer Valley Corp.

Charles G. Masters is employed by Deer Valley Corp., whose address is 3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607.

Item 2(d).	Criminal Proceedings:

During the last five years Charles G. Masters has not been convicted in a criminal proceeding.

Item 2(e).	Civil proceedings:

During the last five years Charles G. Masters has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 2(f).	Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

PF - Personal funds of Charles G. Masters to acquire the Option Agreement.

Item 4.	Purpose of Transaction.

Charles G. Masters acquired the securities for private investment.

Item 5.	Interest in Securities of Deer Valley Corporation.

(a) Charles G. Masters beneficially owns (a) an Option Agreement, exercisable immediately, for (i) 22,463 shares of Series C Convertible Preferred Stock, convertible into 2,296,300 shares of Common Stock, (ii) 1,000,000 shares of Series E Convertible Preferred Stock, convertible into 1,000,000 shares of Common Stock, and (iii) 13,406,749 shares of Common Stock, (b) common stock purchase warrants exercisable for 161,444 shares of common stock, (c) and 113,334 shares of common stock. The underlying common stock (assuming full exercise of options and warrants) represents 80.5% of the class. As of the date of this filing, the Reporting Person does not have any immediate plans to exercise the Option Agreement or Warrants.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) Other than the acquisition being reported hereby, no transactions in the Common Stock were effected by Charles G. Masters during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Deer Valley Corporation.

Charles G. Masters has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 6, 2011	/s/ Charles G. Masters
Charles G. Masters